Exhibit 99.1

No. 2/10

IAMGOLD Delivers on 2009 Guidance;
Provides 2010 Operating Outlook

All dollar amounts in this press release are expressed in US dollars, unless otherwise indicated. This press release contains unaudited numbers for the year ended December 31, 2009.

Toronto, Ontario, January 21, 2010 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced 2009 gold production of 939,000 ounces in line with guidance.  IAMGOLD also provided its operating outlook for 2010 including production, cash cost1 and capital expenditure guidance.

“IAMGOLD enters 2010 confident it will continue to grow and deliver the same type of impressive results as seen in 2009,” said Peter C. Jones, IAMGOLD’s Interim President and CEO.  “The Company consistently delivered results with expected total gold production of 939,000 ounces, at the same time as crystallizing our growth pipeline.  Our flagship operation, the Rosebel Gold Mine, drove our outperformance with record total gold production of over 400,000 ounces.  We acquired, integrated and significantly advanced the Essakane project, which increased our reserves by over 30%.  Essakane is expected to contribute around 315,000 ounces of gold per year with commercial production anticipated in August 2010.  The IAMGOLD project team also led the successful Sadiola Deeps Pre-Feasibility Study and advanced the Westwood project.  It is important to note that the Company achieved these successes while continuing to improve our safety performance throughout the organization.”

2009 HIGHLIGHTS

▪	2009 gold production of 939,000 ounces, exceeded original guidance by 7%

▪	Record gold production at Rosebel of 392,000 attributable ounces, an increase of 24% over 2008

▪	Cash costs[1] for 2009 are expected to be within the latest guidance range of $460 to $470 per ounce of gold

▪	Niobium production of 4.1 million kilograms with an operating margin[1] expected in the $19 to $21 per kilogram range

▪
Based on a preliminary unaudited assessment, IAMGOLD expects to record a non-cash impairment charge in its Q4 2009 financial results in the range of $85 to $100 million, primarily related to its Camp Caiman project in French Guiana

2010 OPERATING OUTLOOK

▪	Gold production for 2010 is expected to be between 940,000 and 1,000,000 ounces at an average cash cost[1] of $490 to $510 per ounce

▪	Niobium production for 2010 is expected to be between 4.2 and 4.4 million kilograms with an operating margin[1] in the $17 to $19 per kilogram range

▪	Capital expenditures of $373 million and aggregate grassroots and near-mine exploration expenditures of $60 million are planned for 2010

2009 Operations Deliver Solid Results

The expected 2009 gold production of 939,000 ounces is in line with the latest guidance and exceeded the original guidance by 7%.  Operational efficiencies and increased throughput drove IAMGOLD’s outperformance.  Gold production in the fourth quarter of 2009 is expected to be 234,000 ounces.  Average cash cost1 for 2009 is expected to be within the revised 2009 guidance range of $460 to $470 per ounce, $10 below the original guidance range.

Niobium production from the Niobec mine is expected to be 4.1 million kilograms with operating margins1 within the current guidance range of $19 to $21 per kilogram.

2009 Estimated Attributable Gold Production (ounces)
Suriname – Rosebel (95%)	392,000
Canada – Doyon Division (100%)	109,000
Botswana – Mupane (100%)	51,000
Mali – Sadiola (38%)	135,000
Mali – Yatela (40%)	89,000
Ghana – Tarkwa (18.9%)	125,000
Ghana – Damang (18.9%)	38,000
TOTAL	939,000

2009 Estimated Niobium Production (million kilograms niobium)
Canada – Niobec (100%)	4.1

On a preliminary, unaudited basis, IAMGOLD expects to record a non-cash asset and goodwill impairment charge of $85 to $100 million, primarily related to the Camp Caiman project in French Guiana.

A draft mining framework was published by the French authorities in June 2009 but there has been no significant progress towards a final framework and no assurance that the final framework would permit the development of the Camp Caiman project.  After considering the results of the January 10th referendum, in which French Guiana rejected greater autonomy from France, the Company has determined that it is appropriate to record a non-cash impairment for the net carrying value of the project.

In order to protect the interests of the Company and its shareholders for damages incurred to date, appropriate legal claims have been prepared.  On September 28, 2009, the Company, through IAMGOLD Guyane S.A.S., its indirect subsidiary in French Guiana, delivered a preliminary request for indemnification to the Prefect of French Guiana in the amount of €275 million.

Growth in 2010 and Beyond

In 2010, IAMGOLD expects to produce between 940,000 and 1,000,000 ounces of gold at an average cash cost1 of $490 to $510 per ounce.  The 2010 production level reflects the commencement of commercial production at Essakane in August 2010, the share ownership increase from 38% to 41% in Sadiola, and higher production at Tarkwa.  Production levels are partially offset by the harder ore anticipated at Rosebel, lower grades at Sadiola and Rosebel, a reduced mining schedule at Mouska, and completion of mining at the Doyon mine in Q4 2009.  The Company’s cash cost1 will be positively impacted when Essakane commences production in August 2010.

In 2010, niobium production at Niobec is expected to be between 4.2 and 4.4 million kilograms, slightly higher than in 2009 due to the mill expansion and paste backfill initiatives, with an operating margin1 projected in the $17 to $19 per kilogram range.

Assumptions used in the 2010 forecasts include $1,000 per ounce of gold, $75 per barrel of oil and a foreign exchange rate of 1.10 Canadian dollars to the U.S. dollar.  As part of IAMGOLD’s focus on controlling costs, the Company actively engages in hedging strategies with respect to its exposure to fuel price volatility and foreign exchange rate volatility, specifically the Canadian dollar and the Euro.

2010 Forecast Attributable Gold Production (ounces)
Africa	540,000-570,000
Canada	20,000-30,000
South America	380,000-400,000
TOTAL	940,000-1,000,000

2010 Forecast Niobium Production (million kilogram niobium)
Canada	4.2-4.4

2010 Expenditures Fully Funded - Balance Sheet Remains Strong

The Company’s cash, cash equivalents and gold bullion (at market value) position remains very strong with approximately $418 million in available funds, as at December 31, 2009.  Capital expenditures are fully funded and are expected to total $373 million in 2010.  The major planned capital expenditures by project are as follows:

2010 Forecast Capital Expenditures ($ millions)
Development Projects:
Essakane	$116
Westwood	$102
Quimsacocha	$12*
Mining Operations:
Niobec	$74
Rosebel	$49
Sadiola Deeps	$4
Others combined	$16
Total	$373
* Capital expenditures dependant on resumption of mining activities.

Essakane Project – Commercial Production in August

The 90% owned Essakane project in Burkina Faso is on plan and on schedule for commercial production in August 2010.  The Company has accelerated early years production and estimates between 480,000 and 490,000 ounces for the first sixteen month period from startup through the end of 2011.  Life of mine average annual production is estimated at 315,000 ounces of gold through 2018 at an average cash cost1 of $400 to $410 per ounce.  Capital expenditures of $116 million for 2010 include: the completion of water systems and tailings management, and the completion of the power and processing plant.  Furthermore, the plan includes 50,000 metres of delineation and resource expansion drilling.

Westwood Project – Shaft Sinking On Schedule

At the 100% owned Westwood project in northwestern Quebec, an updated Preliminary Assessment Study was announced in December 2009.  The Study indicated the potential for production commencing in 2013 at an average of 186,000 ounces per year over 16 years, with an average cash cost1 of $358 per ounce.  Capital expenditures of $102 million in 2010 include: shaft sinking with a target of 1,300 metres by year end, completion of the ventilation shaft, 11,000 metres of lateral and vertical development work, furthering development of the exploration ramp, the installation of production and service hoists, and the completion of surface facilities.  The plan includes 41,000 metres of infill drilling to upgrade resources to a higher confidence level. A further 30,000 metres of exploration drilling will test the projected down dip and along strike extensions of the three major mineralized corridors at Westwood.

Rosebel Mine – Record Production

At the 95% owned Rosebel mine in Suriname, expected record attributable gold production in 2009 of 392,000 ounces represents a 24% increase over 2008.  The increase reflects an expanded mining fleet and improvements in throughput and recovery.  In 2010, attributable production is expected to be between 380,000 and 400,000 ounces, with a higher cash cost1 due to increased ore hardness, lower grades and longer ore hauls.

Capital expenditures of $49 million are planned for Rosebel in 2010.  Major components include a $12 million resource delineation and near-mine exploration program and $12 million for additional leach tanks to improve recoveries.  The 81,000 metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to existing resources.

Niobec Niobium Mine – Extended Mine Life and Increased Long-Term Cash Flows

The 100% owned Niobec mine in Quebec contributes approximately 7.5% of the world’s annual production of niobium, a key component in specialty high strength steels.  Niobium prices and demand for the product in 2009 remained strong.  The Company has commitments for more than 80% of 2010 estimated production.  Niobec is a long life, high margin operation that continues to contribute solid cash flow used to advance the Company’s growth strategy.

In 2010, production at Niobec is expected at slightly higher levels than 2009 at between 4.2 and 4.4 million kilograms of niobium.  The paste backfill and mill expansion projects that commenced in 2009 are anticipated to be completed in Q3 2010.  The mill expansion will increase mill throughput by approximately 25% and the paste backfill increased proven and probable reserves by 36% (as announced on February 23, 2009).

Expected 2010 capital expenditures at Niobec of $74 million are planned for the mill expansion, paste backfill, and fresh water pumping station to service the expanded mill.  Other projects include continued underground development and expansion to reach future stopes in the lower mine areas.  A resource expansion drilling program continues from 2009 to test for extensions of the orebody, which remains open at depth.

Exploration – Aggressive Organic Growth

IAMGOLD plans 2010 near-mine and exploration expenditures of $38 million, of which $3 million is expected to be capitalized.  This expenditure compares with approximately $31 million spent in 2009.  Capitalized expenditures for near-mine exploration related to delineation drilling and resource expansion at the Company’s operations totals $22 million.  An additional $5 million of near-mine exploration expenditures are planned for Sadiola & Yatela to carry the existing program through until June 2010.  IAMGOLD’s exploration focus areas are West Africa, the Guiana Shield of South America, and the Andes and Brazil regions of South America.  A portion of the exploration funds is allocated to take advantage of emerging opportunities.

1 Cash Cost

Cost and operating margin are non-GAAP measures.  Please refer to the Supplemental information attached to the Company’s MD&A filed on sedar for additional details.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC and that do not have demonstrated economic viability. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward-Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For further information please contact:

IAMGOLD Corporation:

Peter C. Jones	Tamara Brown
Interim President & CEO	Director, Investor Relations
Tel: 416 360 4710 Toll-free: 1 888 IMG 9999	Tel: 416 360 4743 Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.